Exhibit 99.1

HAFNIA LIMITED: Ex dividend USD 0.0294 on the Oslo Stock Exchange today

Singapore, March 6, 2025

Reference is made to the stock exchange announcements made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on February 27, 2025 regarding key information relating to the dividend for the fourth quarter 2024 and correction of key information relating to dividend for the fourth quarter 2024.

The shares of the Company will be traded ex-dividend on the Oslo Stock Exchange from today, March 6, 2025, and on the New York Stock Exchange from March 7, 2025.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.